UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32871

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

Financial Statements as of

December 31, 2009 and 2008 and for

the Year Ended December 31, 2009;

Supplemental Schedule as of December 31, 2009;

and Reports of Independent Registered Public

Accounting Firms

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2008 were audited by other auditors whose report, dated June 26, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2009 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Mitchell & Titus LLP

Philadelphia, PA

June 26, 2009

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

(Thousands of Dollars)

	December 31,
	2009	2008
ASSETS:
Cash	$69	$697
Participant-directed investments, at fair value	2,670,145	1,995,491
Contributions receivable from participants	8,666	—
Contributions receivable from employer	10,320	—
Loans receivable from participants	96,048	87,930

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,785,248	2,084,118

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,235)	9,618

NET ASSETS AVAILABLE FOR BENEFITS	$2,781,013	$2,093,736

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

(Thousands of Dollars)

Year Ended December 31, 2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$402,722
Dividends	28,936
Interest	21,400

Net investment income	453,058

Contributions:
Participant	234,525
Employer	190,655
Rollover	8,459

Total contributions	433,639

Total additions	886,697

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	199,420

Net increase	687,277

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,093,736

End of year	$2,781,013

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 and 2008

1.	PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”). Generally, all costs associated with administering the Plan are paid by the Plan Administrator.

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees become eligible to participate in the Plan in the first month after completion of three months of service and shall be automatically enrolled in the Plan at a contribution rate equal to two percent of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution. The maximum amount of eligible compensation that may be deferred is 50%, subject to certain limits imposed by the Code. For 2009, the Company matches 100% of the participant’s contribution up to 6% of the participant’s eligible compensation for such payroll period. See Note 10. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the year ended December 31, 2009 amounted to $557,072. Outstanding forfeitures not yet applied against Company contributions at December 31, 2009 were $46,862.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual or quarterly installments, a rollover into another qualified plan, or any combination of the foregoing.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances which approximate fair value.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by accounting principles generally accepted in the United States (“U.S. GAAP”), the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of U.S. GAAP understand how and why U.S. GAAP is changing and when the changes will be effective.

In April 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. See Note 4.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

For the year ended December 31, 2009 subsequent events were evaluated through the date the financial statements were issued. See Note 10.

3.	INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below (in thousands).

	December 31,
	2009	2008
Mutual Funds
Dodge and Cox Balanced Fund	$169,295	$126,358
Fidelity Diversified International Fund	180,598	125,127
Fidelity Spartan 500 Index Advantage Fund	146,341	113,454
T. Rowe Price Blue Chip Growth Fund		122,964

Separate account
T. Rowe Price Blue Chip Growth Fund	184,759

	December 31,
	2009	2008
Comcast Corporation Stock
Class A Common Stock	167,894	152,709

Comcast Stable Value Fund
State Street Bank and Trust Company Boston	142,309	130,149
JP Morgan Chase	192,684	130,149
Natixis	142,299	130,135
AIG Financial Products Corp.		130,136

During 2009, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows (in thousands):

Common stock
Comcast Class A	$3,176
Comcast Class A Special	(666)

Total common stock	2,510

Mutual funds
Domestic stock funds	180,846
International stock funds	60,837
Balanced funds	33,098
Target date funds	69,520
Fixed income funds	9,325

Total mutual funds	353,626

Separate account	15,427

Common collective trusts	31,159

$402,722

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2009 and 2008 was 2.42% and 3.75%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of December 31, 2009 and 2008 was 2.12% and 3.74%, respectively.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund:

	2009 Credit Rating	2009	2008
State Street Bank and Trust Company Boston	AA-	$(1,059)	$2,404
JP Morgan Chase	AA-	(1,059)	2,404
Natixis	A+	(1,059)	2,405
AIG Financial Products Corp	A-	(1,058)	2,405

		$(4,235)	$9,618

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

4.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose value is based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds, separate account and common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Participant loans: Valued at the outstanding loan balances which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

Assets at Fair Value as of December 31, 2009 (in thousands)
	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	167,894			167,894
Comcast Class A Special	29,759			29,759
Total common stock	197,653			197,653

Mutual Funds
Domestic stock funds	525,329			525,329
International stock funds	279,602			279,602
Balanced funds	169,295			169,295
Money market funds	5			5
Fixed income funds	137,314			137,314
Total mutual funds	1,111,545			1,111,545

Separate account		184,759		184,759

Common collective trusts		584,266		584,266

Comcast Stable Value Fund
Short term investments	22,705			22,705
Guaranteed investment contracts		569,217		569,217
Total Comcast Stable Value Fund	22,705	569,217		591,922

Participant loans			96,048	96,048

Total assets at fair value	$1,331,903	$1,338,242	$96,048	$2,766,193

Assets at Fair Value as of December 31, 2008 (in thousands)
	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	152,710			152,710
Comcast Class A Special	33,103			33,103
Total common stock	185,813			185,813

Mutual Funds
Domestic stock funds	506,984			506,984
International stock funds	189,461			189,461
Balanced funds	126,358			126,358

Target date funds	268,429			268,429
Money market funds	49			49
Fixed income funds	151,043			151,043
Total mutual funds	1,242,324			1,242,324

Comcast Stable Value Fund
Short term investments	46,785			46,785
Guaranteed investment contracts		520,569		520,569
Total Comcast Stable Value Fund	46,785	520,569		567,354

Participant loans			87,930	87,930

Total assets at fair value	$1,474,922	$520,569	$87,930	$2,083,421

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 (in thousands).

Level 3 Assets
Year Ended December 31, 2009
Participant loans
Balance, beginning of year	$87,930
Realized gains/(losses)	—
Unrealized gains/(losses)	—
Purchases, sales, issuances and settlements (net)	8,118

Balance, end of year	$96,048

5.	PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the prime rate plus 1% of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 10.5% for the year ended December 31, 2009. Maturities on active outstanding loans ranged from 2010 to 2018 for the year ended December 31, 2009. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2009 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2009 is as follows (in thousands):

December 31, 2009
Net assets available for benefits per the financial statements	$2,781,013
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,235

Total net assets per the Form 5500	$2,785,248

Year Ended
December 31, 2009
Increase in net assets available for benefits per the financial statements	$687,277
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,235

Net income per Form 5500	$691,512

7.	ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

9.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan—On May 8, 2009, the Plan received an updated determination letter in which the IRS stated that the Plan, as amended and restated December 12, 2007, is qualified and that the trust established under the Plan is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

10.	SUBSEQUENT EVENTS

Effective January 1, 2010, Company matching contribution changed from 100% of the first 6% of eligible compensation to 100% of the first 4.5% of eligible compensation. In addition, effective January 1, 2010 participants in the Plan are being assessed a $19 per year administrative fee per account. Previously, these administrative fees were paid directly by the Plan.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Mutual Funds (at fair value)
	Dodge and Cox Balanced Fund	2,644,001 units	169,295
*	Fidelity Diversified International Fund	6,449,932 units	180,598
*	Fidelity Growth Company	1,184,652 units	81,717
*	Fidelity Ret Govt MM	5,442 units	5
*	Fidelity Small Cap Stock Fund	7,352,840 units	117,204
	Pimco Total Return Institutional Fund	12,714,302 units	137,314
*	Fidelity Spartan International Index Fund	1,248,586 units	41,765
*	Fidelity Spartan 500 Index Advantage Fund	3,711,412 units	146,341
	Templeton World Fund, Class A	4,097,199 units	57,238
	Vanguard Small Cap Index Fund	1,523,852 units	41,906
	Vanguard Total Stock Market Index Fund	1,275,559 units	35,027
	Vanguard Windsor II Fund	2,453,818 units	103,135

			1,111,545

	Separate Account (at fair value)
	T. Rowe Price Blue Chip Growth Fund (separate account)
	Corporate common stock (B28XP76)	30,900 shares	726
	Corporate common stock (B4BNMY3)	24,800 shares	1,029
	Corporate common stock (00724F101)	7,000 shares	257
	Corporate common stock (018490102)	41,000 shares	2,583
	Corporate common stock (021441100)	39,000 shares	883
	Corporate common stock (023135106)	56,400 shares	7,587
	Corporate common stock (025816109)	52,000 shares	2,107
	Corporate common stock (029912201)	79,000 shares	3,414
	Corporate common stock (03076C106)	25,400 shares	986
	Corporate common stock (031162100)	3,600 shares	204
	Corporate common stock (037604105)	4,600 shares	279
	Corporate common stock (037833100)	46,000 shares	9,700
	Corporate common stock (052769106)	17,200 shares	437
	Corporate common stock (053015103)	11,900 shares	510
	Corporate common stock (056752108)	600 shares	247
	Corporate common stock (060505104)	34,500 shares	520
	Corporate common stock (060505419)	29,900 shares	446
	Corporate common stock (064058100)	4,100 shares	115
	Corporate common stock (071813109)	7,300 shares	428
	Corporate common stock (075896100)	45,500 shares	1,758
	Corporate common stock (09247X101)	2,000 shares	464
	Corporate common stock (111320107)	52,000 shares	1,635
	Corporate common stock (12572Q105)	500 shares	168

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (126650100)	31,500 shares	1,015
	Corporate common stock (13342B105)	25,400 shares	1,062
	Corporate common stock (143130102)	6,200 shares	150
	Corporate common stock (143658300)	28,900 shares	916
	Corporate common stock (151020104)	44,400 shares	2,472
	Corporate common stock (156782104)	8,300 shares	684
	Corporate common stock (17275R102)	73,000 shares	1,748
	Corporate common stock (191216100)	200 shares	11
	Corporate common stock (22160K105)	2,300 shares	136
	Corporate common stock (235851102)	72,800 shares	5,475
	Corporate common stock (254687106)	47,800 shares	1,542
	Corporate common stock (25470F104)	36,300 shares	1,113
	Corporate common stock (25470F302)	45,000 shares	1,193
	Corporate common stock (256746108)	5,800 shares	280
	Corporate common stock (2594653)	151,800 shares	3,150
	Corporate common stock (268648102)	25,400 shares	444
	Corporate common stock (26875P101)	28,400 shares	2,763
	Corporate common stock (278865100)	1,000 shares	45
	Corporate common stock (2852395)	1,400 shares	230
	Corporate common stock (285512109)	4,200 shares	75
	Corporate common stock (30212P105)	44,000 shares	1,131
	Corporate common stock (302130109)	14,000 shares	486
	Corporate common stock (302182100)	40,200 shares	3,475
	Corporate common stock (30231G102)	200 shares	14
	Corporate common stock (30249U101)	19,200 shares	1,111
	Corporate common stock (311900104)	10,100 shares	421
	Corporate common stock (336433107)	1,300 shares	176
	Corporate common stock (337738108)	23,000 shares	1,115
	Corporate common stock (354613101)	36,000 shares	3,793
	Corporate common stock (35671D857)	3,800 shares	305
	Corporate common stock (364760108)	18,100 shares	379
	Corporate common stock (370334104)	3,500 shares	248
	Corporate common stock (375558103)	67,300 shares	2,913
	Corporate common stock (38141G104)	28,000 shares	4,728
	Corporate common stock (382388106)	10,900 shares	700
	Corporate common stock (38259P508)	15,500 shares	9,610
	Corporate common stock (384802104)	100 shares	10
	Corporate common stock (428236103)	12,700 shares	654
	Corporate common stock (458140100)	42,200 shares	861
	Corporate common stock (45865V100)	12,700 shares	1,426
	Corporate common stock (459200101)	14,000 shares	1,833
	Corporate common stock (46120E602)	4,400 shares	1,335
	Corporate common stock (461202103)	8,000 shares	246
	Corporate common stock (46625H100)	79,000 shares	3,292
	Corporate common stock (48203R104)	102,300 shares	2,728
	Corporate common stock (487836108)	2,900 shares	154
	Corporate common stock (500255104)	44,000 shares	2,373
	Corporate common stock (53217V109)	2,600 shares	136
	Corporate common stock (548661107)	58,100 shares	1,359
	Corporate common stock (571903202)	55,957 shares	1,525

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (57636Q104)	11,300 shares	2,893
	Corporate common stock (579064106)	42,000 shares	1,704
	Corporate common stock (580037109)	26,300 shares	631
	Corporate common stock (580135101)	23,900 shares	1,492
	Corporate common stock (580645109)	38,100 shares	1,277
	Corporate common stock (58155Q103)	35,100 shares	2,194
	Corporate common stock (58405U102)	78,200 shares	4,998
	Corporate common stock (585055106)	3,600 shares	158
	Corporate common stock (594918104)	169,800 shares	5,177
	Corporate common stock (61166W101)	14,800 shares	1,210
	Corporate common stock (617446448)	51,200 shares	1,516
	Corporate common stock (654106103)	9,100 shares	601
	Corporate common stock (665859104)	18,100 shares	948
	Corporate common stock (686091109)	21,000 shares	801
	Corporate common stock (693475105)	5,700 shares	301
	Corporate common stock (713448108)	27,500 shares	1,672
	Corporate common stock (71654V2101)	14,400 shares	610
	Corporate common stock (74005P104)	28,100 shares	2,257
	Corporate common stock (740189105)	13,300 shares	1,468
	Corporate common stock (741503403)	5,600 shares	1,224
	Corporate common stock (742718109)	16,900 shares	1,025
	Corporate common stock (744320102)	1,000 shares	50
	Corporate common stock (747525103)	81,000 shares	3,747
	Corporate common stock (760759100)	3,600 shares	102
	Corporate common stock (773903109)	14,400 shares	677
	Corporate common stock (790849103)	19,000 shares	699
	Corporate common stock (79466L302)	2,100 shares	155
	Corporate common stock (806857108)	57,800 shares	3,762
	Corporate common stock (808513105)	67,400 shares	1,268
	Corporate common stock (824348106)	7,300 shares	450
	Corporate common stock (82481R106)	9,000 shares	528
	Corporate common stock (832110100)	44,300 shares	1,204
	Corporate common stock (845467109)	30,600 shares	1,475
	Corporate common stock (852244109)	82,600 shares	1,905
	Corporate common stock (857477103)	18,600 shares	810
	Corporate common stock (863667101)	16,500 shares	831
	Corporate common stock (867224107)	30,800 shares	1,088
	Corporate common stock (87236Y108)	13,200 shares	256
	Corporate common stock (881624209)	24,000 shares	1,348
	Corporate common stock (88579Y101)	23,100 shares	1,910
	Corporate common stock (887317303)	48,500 shares	1,413
	Corporate common stock (902973304)	53,300 shares	1,200
	Corporate common stock (907818108)	6,800 shares	435
	Corporate common stock (913017109)	17,300 shares	1,201
	Corporate common stock (92343E102)	1,800 shares	44
	Corporate common stock (92532F100)	16,400 shares	703
	Corporate common stock (92826C839)	33,800 shares	2,956
	Corporate common stock (931142103)	18,200 shares	973
	Corporate common stock (931422109)	4,000 shares	147
	Corporate common stock (949746101)	83,700 shares	2,259

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (959802109)	62,000 shares	1,169
	Corporate common stock (983134107)	4,500 shares	262
	Corporate common stock (983919101)	81,000 shares	2,030
	Corporate common stock (988498101)	33,400 shares	1,168
	Interest bearing cash (98765455B)	2,362,226 shares	2,362
	Other liabilities		(176)
	Other receivables		210
	Receivable participant contributions		389
	Receivable employer contributions		302
	Benefit claims payable		(53)
	Operating payables		(181)

			184,759

	Common Collective Trust (at fair value) – not Direct Filing Entity
	Thompson, Siegel and Walmsley SMID Cap Value
	Corporate common stock (B23HRW2)	27,600 shares	744
	Corporate common stock (B4Y5TZ6)	26,300 shares	774
	Corporate common stock (001084102)	23,900 shares	773
	Corporate common stock (002535201)	33,000 shares	915
	Corporate common stock (004498101)	26,100 shares	448
	Corporate common stock (007865108)	30,300 shares	1,032
	Corporate common stock (009363102)	9,400 shares	447
	Corporate common stock (018802108)	42,100 shares	1,274
	Corporate common stock (023436108)	22,400 shares	1,088
	Corporate common stock (028884104)	14,900 shares	452
	Corporate common stock (029429107)	6,400 shares	485
	Corporate common stock (03232P405)	13,400 shares	295
	Corporate common stock (04269Q100)	85,600 shares	978
	Corporate common stock (09067J109)	52,300 shares	730
	Corporate common stock (109699108)	9,300 shares	304
	Corporate common stock (110394103)	14,500 shares	558
	Corporate common stock (125896100)	85,900 shares	1,345
	Corporate common stock (14067E506)	42,100 shares	575
	Corporate common stock (146229109)	18,400 shares	483
	Corporate common stock (147528103)	9,300 shares	297
	Corporate common stock (15189T107)	78,400 shares	1,138
	Corporate common stock (16115Q308)	36,900 shares	611
	Corporate common stock (171484108)	4,500 shares	168
	Corporate common stock (203668108)	12,500 shares	445
	Corporate common stock (205768203)	10,900 shares	442
	Corporate common stock (205826209)	21,900 shares	768
	Corporate common stock (2172372)	33,900 shares	863
	Corporate common stock (22282E102)	16,900 shares	306
	Corporate common stock (228368106)	31,700 shares	811
	Corporate common stock (243537107)	7,900 shares	804
	Corporate common stock (24522P103)	50,900 shares	577
	Corporate common stock (256743105)	12,500 shares	320
	Corporate common stock (26153C103)	22,000 shares	879
	Corporate common stock (2671932)	9,200 shares	687
	Corporate common stock (2740542)	14,800 shares	1,059

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (2764984)	26,100 shares	689
	Corporate common stock (278768106)	46,500 shares	937
	Corporate common stock (29100P102)	8,500 shares	460
	Corporate common stock (29264F205)	46,300 shares	950
	Corporate common stock (29265N108)	13,100 shares	613
	Corporate common stock (37250W108)	24,500 shares	683
	Corporate common stock (378967103)	44,500 shares	333
	Corporate common stock (403777105)	10,800 shares	470
	Corporate common stock (404132102)	32,000 shares	895
	Corporate common stock (405024100)	10,900 shares	601
	Corporate common stock (410867105)	16,700 shares	742
	Corporate common stock (421924309)	57,800 shares	1,085
	Corporate common stock (42822Q100)	24,200 shares	1,023
	Corporate common stock (480838101)	17,200 shares	726
	Corporate common stock (481165108)	7,900 shares	408
	Corporate common stock (52602E102)	11,000 shares	447
	Corporate common stock (55272X102)	94,900 shares	698
	Corporate common stock (564563104)	9,300 shares	449
	Corporate common stock (570535104)	2,600 shares	884
	Corporate common stock (582411104)	54,900 shares	440
	Corporate common stock (64107N206)	31,300 shares	608
	Corporate common stock (670837103)	20,300 shares	749
	Corporate common stock (675746309)	63,700 shares	610
	Corporate common stock (679580100)	11,400 shares	350
	Corporate common stock (681904108)	30,900 shares	747
	Corporate common stock (682680103)	10,500 shares	468
	Corporate common stock (68628V308)	44,400 shares	935
	Corporate common stock (690768403)	13,700 shares	450
	Corporate common stock (69329Y104)	100,500 shares	689
	Corporate common stock (695156109)	43,200 shares	994
	Corporate common stock (696429307)	12,600 shares	456
	Corporate common stock (727493108)	29,200 shares	759
	Corporate common stock (74835Y101)	93,100 shares	442
	Corporate common stock (750438103)	50,000 shares	975
	Corporate common stock (751028101)	13,100 shares	782
	Corporate common stock (754907103)	21,100 shares	890
	Corporate common stock (78505P100)	8,400 shares	453
	Corporate common stock (81725T100)	27,800 shares	731
	Corporate common stock (83088M102)	44,600 shares	633
	Corporate common stock (834376501)	36,100 shares	458
	Corporate common stock (871130100)	15,000 shares	651
	Corporate common stock (87163F106)	39,000 shares	682
	Corporate common stock (879101103)	49,900 shares	762
	Corporate common stock (880915103)	18,500 shares	596
	Corporate common stock (88164L100)	16,400 shares	382
	Corporate common stock (88632Q103)	64,400 shares	620
	Corporate common stock (891906109)	33,400 shares	577
	Corporate common stock (903236107)	7,100 shares	316
	Corporate common stock (92769L101)	26,300 shares	443
	Corporate common stock (95709T100)	81,500 shares	1,770

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (966387102)	7,400 shares	529
	Corporate common stock (98233Q105)	20,200 shares	644
	Interest bearing cash (98765455B)	1,176,664 shares	1,177
	Non-interest bearing cash		10
	Other receivable		1,335
	Other liabilities		(144)
	Receivable participant contributions		165
	Receivable employer contributions		132
	Benefit claims payable		(27)
	Operating payables		(107)

			61,100

	Common collective trusts
	Vanguard Target Income	141,809 units	3,025
	Vanguard Target 2010	696,276 units	13,041
	Vanguard Target 2015	2,089,534 units	37,382
	Vanguard Target 2020	3,602,084 units	61,416
	Vanguard Target 2025	4,726,398 units	77,088
	Vanguard Target 2030	4,643,883 units	72,259
	Vanguard Target 2035	4,561,123 units	69,329
	Vanguard Target 2040	3,893,222 units	59,411
	Vanguard Target 2045	2,943,154 units	44,854
	Vanguard Target 2050	1,420,466 units	21,776
	Mellon Aggregate Bond Index Fund	353,213 units	63,585

			523,166

*	Comcast Corporation Stock (at fair value)
	Class A Common Stock	9,958,144 shares	167,894
	Class A Special Common Stock	1,858,768 shares	29,759

			197,653

	Comcast Stable Value Fund (at fair value)
	Fidelity Short Term Investment Fund; .26%	22,703,737 units	22,705

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Security-Backed Investment Contracts:
	Natixis; 2.30%	141,240,810 units	142,299
	JP Morgan Chase; 2.35%	191,625,088 units	192,684
	AIG Financial Products Corp; 2.41%	90,866,242 units	91,925
	State Street Bank and Trust Company Boston; 2.42%	141,250,529 units	142,309

			569,217

			591,922

	Participant Loan Fund (outstanding balances which approximates fair value) (interest rates from 4.25% to 10.5%; maturities from 2010 to 2018)		96,048

			$2,766,193

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 28, 2010, relating to the statement of net assets available for benefits as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended and the related supplemental Schedule H - Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2009, relating to the statement of net assets available for benefits as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Mitchell & Titus LLP

Philadelphia, PA

June 28, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
Plan Administrator
June 28, 2010
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller